Amendment to Custodian Agreement

This Amendment to Custodian Agreement (the “Amendment”) is made and entered into as of September 30, 2008 by and between Brandes Investment Trust (“Fund”), a Delaware business trust, and State Street Bank and Trust Company, a Massachusetts trust company (“State Street”) and successor to Investors Bank & Trust Company (“IBT”).

Witnesseth:

Whereas, the Fund and IBT entered into a Custodian Agreement dated as of February 7, 1995, (together with all subsequent amendments, the “Agreement”); and

Whereas, IBT merged with and into State Street effective July 2, 2007; and

Whereas, the Fund and State Street desire to amend and supplement the Agreement upon the following terms and conditions;

Now Therefore, for and in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Fund and State Street hereby agree that the Agreement is amended and supplemented as follows:

1.
The document attached as Appendix A to this Amendment Agreement shall supersede any and all existing Portfolio Listings previously agreed to between State Street and the Fund and shall constitute Appendix A to the Custodian Agreement effective as of the date first noted above.

2.	Except as provided herein, the Agreement is hereby ratified and confirmed and remains in full force and effect.

In Witness Whereof, the parties have caused this Amendment to be executed by their duly authorized officers to be effective as of the date first above written.

State Street Bank and Trust Company	Brandes Investment Trust

By:	By:
Name:	Name:
Title:	Title:

Appendix A

Portfolios

●	Brandes Institutional International Equity Fund
●	Brandes Separately Managed Account Reserve Trust
●	Brandes Institutional Core Plus Fixed Income Fund
●	Brandes Institutional Enhanced Income Fund
●	Brandes Institutional Global Equity Fund

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